Item G.1.a.vi. Attachment Relating to Corrected Information for Item B.3 – Location of Books and Records

Due to systems limitations of Registrant's third-party sub-administrator, the information currently listed for Registrant under Item B.3 in this Form N-CEN requires correction. Accordingly, said information is hereby superseded and replaced in its entirety by the information appearing in the table below.

Item B.3.a.	Item B.3.b.	Item B.3.c.	Item B.3.d.	Item B.3.e.	Item B.3.f.	Item B.3.g.	Item B.3.h.
Name of person (e.g., a custodian of records):	*Street:*	*City:*	*State, if applicable:*	*Foreign country, if applicable:*	*Zip code and zip code extension, or foreign postal code:*	*Telephone number (including country code if foreign):*	*Briefly describe the books and records kept at this location:*
DWS Investment Management Americas, Inc.	345 Park Avenue	New York	NY		10154-0004	212-250-2500	Book and records related to advisory and administrative services.
DWS Investment Management Americas, Inc.	One International Place	Boston	MA		02110-2618	617-295-1000	Book and records related to advisory and administrative services.
State Street Bank and Trust Company	State Street Financial Center- One Lincoln Street	Boston	MA		02111-2900	617-786-3000	Book and records related to custodian, accounting and sub-administrator services.
Brown Brothers Harriman & Co.	50 Post Office Square	Boston	MA		02110-1543	617-772-1818	Book and records related to custody and accounting services.
RREEF America L.L.C.	222 South Riverside Plaza	Chicago	IL		60606-5808	312-266-9300	Book and records related to sub-advisory services.
Deutsche Alternatives Asset Management (Global) Limited	70 Victoria Street, The Zig Zag Building	London		United Kingdom	SW1E6SQ	44-2075473389	Book and records related to sub-advisory services.
Deutsche Investments Australia Limited	Level 16, Deutsche Bank Place, Corner of Hunter & Phillip Streets	Sydney NSW		Australia	2000	61-2-82581744	Book and records related to sub-advisory services.
DST Systems, Inc.	333 West 11th Street	Kansas City	MO		64105-1628	816-435-8655	Book and records related to sub-transfer agency services and shareholder services.
DWS Distributors, Inc.	222 South Riverside Plaza	Chicago	IL		60606-5808	312-537-4511	Book and records related to distributor services.
Iron Mountain Incorporated	12646 NW 115th Avenue	Medley	FL		33178-3179	773-579-6210	General books and records related to Registrant.